Exhibit 99.1

WNS Announces Addition of Diane de Saint Victor to the Board of Directors

NEW YORK and MUMBAI, March 29, 2023 — WNS (Holdings) Limited (NYSE: WNS) (‘the Company’ or ‘WNS’), a leading provider of global Business Process Management (BPM) solutions, today announced the appointment of Diane de Saint Victor to the Company’s Board of Directors effective April 1, 2023. She will also become a member of the Company’s Audit and Nominating & Corporate Governance Committees.

Diane brings more than 40 years of transformative business experience to the WNS Board, including deep expertise in ESG and digital compliance, international law, talent management, and government relations. During her career, she has held senior-level roles with companies across industries including global industrial, consumer goods, and financial services firms.

Most recently, Diane was an Executive Committee Member of ABB, a Switzerland based technology leader in electrification and automation, where she led the global legal function as General Counsel. Prior to joining ABB, she held executive positions at Airbus Group, SCA Hygiene, Honeywell International, General Electric, and GE Healthcare. Diane currently serves as a non-executive director on the Boards of Imperial Brands, C&A AG, and Transocean. During her executive career, she was also a non-executive director on the board of Barclays.

“Diane has a proven track record of helping lead multi-national companies across various verticals and geographies. She brings a wealth of experience in corporate governance, change management, M&A, and sustainability to the WNS board,” said Tim Main, WNS’s Chairman of the Board. “We are pleased to welcome Diane to WNS, and believe that her unique experience and perspective will be an asset to the company.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of December 31, 2022, WNS had 57,994 professionals across 64 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. These statements include expressed or implied forward-looking statements relating to our new organizational structure and the expected resulting benefits. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT

Investors:	Media:
David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com